Exhibit 12

THE HERTZ CORPORATION AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)
(In Thousands of Dollars Except Ratios)

	Years Ended December 31,

	2001	2000	1999	1998	1997

Income before income taxes	$2,723	$580,864	$560,393	$465,392	$343,270

Interest expense	413,711	428,387	353,516	317,756	316,038

Portion of rent estimated to represent the interest factor	116,393	104,886	90,463	78,435	72,752

Earnings before income taxes and fixed charges	$532,827	$1,114,137	$1,004,372	$861,583	$732,060

Interest expense (including capitalized interest)	$415,198	$431,308	$355,309	$318,967	$316,536

Portion of rent estimated to represent the interest factor	116,393	104,886	90,463	78,435	72,752

Fixed charges	$531,591	$536,194	$445,772	$397,402	$389,288

Ratio of earnings to fixed charges	1.0	2.1	2.3	2.2	1.9